ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net▪

PRESS RELEASE
FOR IMMEDIATE RELEASE

Media Contacts:
Jonah M. Meer
Telephone: (212) 945-2080
Facsimile: (508) 629-0074

Investor Contacts:
Paul Schulman
The Altman Group, Inc.
Telephone: (201) 806-2206
Facsimile: (201) 460-0050

ANS INVESTMENTS DELIVERS LETTER TO
MAGELLAN PETROLEUM BOARD CHAIRMAN
Letter Calls for More Transparency and Accountability
on Australian Tax Settlement and Recent Accounting Issues

NEW YORK, NY September 29, 2008 – ANS Investments LLC today announced that it has delivered a letter to Walter McCann, the Chairman of the Board of Magellan Petroleum Corporation (NasdaqCM: MPET), calling for Magellan Petroleum to immediately release all information with respect to its recent Australian tax debacle that resulted in a payment to the Australian tax authorities of (AUS) $14.6 million (U.S. $13.1 million) as well as the events that led up to Magellan Petroleum’s recent announcement that shareholders cannot rely on the financial information contained in the Company’s three most recent quarterly financial reports filed with the U.S. Securities and Exchange Commission due to certain miscalculations that caused certain expenses to be understated. “These are serious issues which we believe are of deep concern to all shareholders and the time has come for Magellan Petroleum to publicly disclose all details relating to both its Australian tax debacle and the recent accounting issues,” said Jonah M. Meer, the founder and Chief Executive Officer of ANS Investments LLC. “We are also interested in learning what actions the Board of Directors of Magellan Petroleum is taking to hold the person(s) responsible for these missteps and what actions have been taken to ensure that this never happens again and that shareholders can confidently rely on the Company’s future financial statements,” added Mr. Meer. The complete text of the letter delivered today by ANS Investments to Walter McCann, the Chairman of the Board of Directors of Magellan Petroleum, will be publicly available at www.sec.gov when it is filed later today with the SEC under cover of Schedule 14A.

Earlier this month, ANS Investments notified Magellan Petroleum of its intent to solicit proxies in support of the election of Mr. Meer to the Magellan Petroleum Board of Directors at the Company’s 2008 annual meeting of shareholders. ANS Investments believes that the election of its highly-qualified and very experienced nominee, an individual with a strong background as a senior executive and director of public companies, will strengthen Magellan Petroleum’s Board by adding an independent director with a shareholder orientation and focus, extensive accounting and financial expertise, and a firm and unwavering commitment to enhancing shareholder value, improving operating performance, enhancing corporate governance and increasing the Board’s oversight over management.

IMPORTANT INFORMATION

ANS Investments intends to make a preliminary filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with Magellan Petroleum’s 2008 annual meeting of shareholders. Shareholders are advised to read the proxy statement and other documents related to the solicitation of proxies from the shareholders of Magellan Petroleum for use at the 2008 annual meeting when they become available because they will contain important information, including information relating to the participants in such proxy solicitation. When completed, a definitive proxy statement and a form of proxy will be mailed to Magellan Petroleum’s shareholders and will be available, along with other relevant documents, at no charge, at the Securities and Exchange Commission's website at http://www.sec.gov.